Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-209682 and 333-209682-01

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 8, 2020 and the Product Supplement No. 2-II dated November 4, 2020

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$2,154,000
Digital Currency-Linked Notes due 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (February 18, 2025, subject to adjustment) is based on the European Union euro (EUR) / U.S. dollar (USD) exchange rate on the determination date (February 13, 2025, subject to adjustment), as compared to the strike rate of 1.15. The exchange rate is expressed as the number of U.S. dollars needed to buy one European Union euro.

By purchasing these notes, you are taking the view that the final exchange rate will be greater than or equal to the strike rate, which means it will take more or the same number of U.S. dollars to purchase one European Union euro at the final exchange rate than at the strike rate. This means that the European Union euro has strengthened or remained flat relative to the U.S. dollar as compared to the strike rate. If the final exchange rate is greater than or equal to the strike rate, you will receive the threshold settlement amount of $1,201.50 for each $1,000 principal amount note. If final exchange rate is less than the strike rate (it will take a fewer number of U.S. dollars to purchase one European Union euro at the final exchange rate than at the strike rate), you will receive the principal amount of your notes. You may not receive a positive return on your investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the final exchange rate is greater than or equal to the strike rate, the threshold settlement amount; or
•	if the final exchange rate is less than the strike rate, $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page PS-11 of the accompanying product supplement and “Selected Risk Factors” on page PS-13 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of the notes, when the terms of the notes were set, was $969.50 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): February 21, 2023

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: 2.00% of the principal amount*

Net proceeds to the issuer: 98.00% of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of 2.00% of the principal amount it receives from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” on page PS-82 of the accompanying product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated February 13, 2023

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Summary Information

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 2-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
●	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Exchange rate: the EUR/USD exchange rate, on any relevant day, will equal an exchange rate of U.S. dollars per one European Union euro, as determined by the calculation agent, expressed as the U.S. dollar (USD) value of one European Union euro (EUR), as reported by Refinitiv Ltd. (“Refinitiv”) on Refinitiv page “USDEURFIXM=WM” (or any successor page), at approximately 10:00 a.m., New York City time. In certain circumstances, the level of the EUR/USD exchange rate will be based on the alternative calculation of the exchange rate described under “Description of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-44 of the accompanying product supplement or “The Underlyings — Currencies — Succession Events” on page PS-56 of the accompanying product supplement.  Notwithstanding anything to the contrary in the accompanying product supplement, the exchange rate will not be rounded.

By purchasing this note, you are taking the view that the final exchange rate will be greater than or equal to the strike rate (it will take more or the same number of U.S. dollars to purchase one European Union euro at the final exchange rate than at the strike rate). This means that the European Union euro has strengthened or remained flat relative to the U.S. dollar as compared to the strike rate.

Principal amount: each note will have a principal amount of $1,000; $2,154,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could

PS-3

affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. See “Selected Risk Factors — Risks Relating to the Notes Generally — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-14 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final exchange rate is greater than or equal to the strike rate, the threshold settlement amount; or
•	if the final exchange rate is less than the strike rate, $1,000.

Strike rate: 1.15. The accompanying product supplement refers to the strike rate as the “Strike Value.” The strike rate is not the exchange rate on the trade date.

Final exchange rate: the exchange rate on the determination date. In certain circumstances, the final exchange rate will be based on the alternative calculation of the exchange rate described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-44 of the accompanying product supplement or “The Underlyings — Currencies — Succession Events” on page PS-56 of the accompanying product supplement.

Threshold settlement amount: $1,201.50

Trade date: February 13, 2023

Original issue date (settlement date): February 21, 2023

Determination date: February 13, 2025, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-44 of the accompanying product supplement

Stated maturity date: February 18, 2025, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-44 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes do not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-44 of the accompanying product supplement

Trading day: notwithstanding anything to the contrary under “General Terms of Notes — Postponement of a Determination Date” on PS-45 of the accompanying product supplement, with respect to the European Union euro relative to the U.S. dollar, a day on which Refinitiv, through its currency market data services, publishes spot rates for the European Union euro relative to the U.S. dollar. The accompanying product supplement refers to a trading day as a “currency business day.”  Dates on which Refinitiv does not, through its currency market data services, publish spot rates for the European Union euro relative to the U.S. dollar may be found on its website.  Information contained in Refinitiv’s website is not

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incorporated by reference in, and should not be considered a part of, this pricing supplement.  We make no representation or warranty as to the accuracy or completeness of the information contained in Refinitiv’s website.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-42 of the accompanying product supplement, as supplemented by “— Supplemental Use of Proceeds” below

Tax Treatment: There is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” (and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of More than One Year”) in the accompanying product supplement no. 2-II. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount payable at maturity is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Our treatment of the notes will be binding on you, unless you properly disclose to the IRS an alternative treatment. Also, the IRS may challenge the treatment of the notes as CPDIs. If the IRS successfully challenges the treatment of the notes as CPDIs, then the notes would be treated as original issue discount debt instruments (that are not CPDIs) with an amount of original issue discount equal to the maximum return at maturity. Under this treatment, if you are a U.S. Holder, your annual taxable income from (and adjusted tax basis in) the notes would be greater than if it were based on the comparable yield, and any loss recognized upon a disposition of the notes (including upon maturity) would be capital loss, the deductibility of which is subject to limitations. Accordingly, this alternative treatment could result in adverse tax consequences to you.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of More than One Year”) in the accompanying product supplement, to the extent they reflect statements of law, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Comparable Yield and Projected Payment Schedule: We have determined that the “comparable yield” is an annual rate of 5.72%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,119.06. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

PS-5

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
February 21, 2023 through December 31, 2023	$49.69	$49.69
January 1, 2024 through December 31, 2024	$60.90	$110.59
January 1, 2025 through February 18, 2025	$8.47	$119.06

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield will be. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Tax Treatment.”

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-84 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-82 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately
$10,000. We have agreed to sell to JPMS, and JPMS has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission of 2.00% of the principal amount.

We will deliver the notes against payment therefor in New York, New York on February 21, 2023, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 48133U3G5

ISIN no.: US48133U3G50

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

PS-6

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the European Union euro is the Reference Currency and the U.S. dollar is the Base Currency, as those terms are used in the accompanying product supplement; and

(b) all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Spot Rate	exchange rate
Strike Value	strike rate
Final Value	final exchange rate
currency business day	trading day
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following term used in this pricing supplement is not defined in the accompanying product supplement: threshold settlement amount. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definition of this term.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-15 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-15 of this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our

PS-7

obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. A fee will also be paid to SIMON Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes” on page PS-15 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-16 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through May 15, 2023. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-15 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-10 of this pricing supplement for an illustration of the risk-return profile of the notes and “Historical Exchange Rates” on page PS-19 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of

PS-8

bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

PS-9

Hypothetical Examples

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical exchange rates on the determination date could have on the payment at maturity assuming all other variables remain constant.

Appreciation of the European Union euro relative to the U.S. dollar will cause the exchange rate to increase, and depreciation of the European Union euro relative to the U.S. dollar will cause the exchange rate to decrease.  By purchasing this note, you are taking the view that the final exchange rate will be greater than or equal to the strike rate (it will take more or the same number of U.S. dollars to purchase one European Union euro at the final exchange rate than at the strike rate). This means that the European Union euro has strengthened or remained flat relative to the U.S. dollar as compared to the strike rate. If the final exchange rate is less than the strike rate (it will take a fewer number of U.S. dollars to purchase one European Union euro at the final exchange rate than at the strike rate), the return on your notes will be zero.

The examples below are based on a range of final exchange rates that are entirely hypothetical; no one can predict what the exchange rate will be on any day throughout the term of your notes, and no one can predict what the final exchange rate will be on the determination date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the exchange rate and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes is less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Strike rate	1.15
Threshold settlement amount	$1,201.50

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

During the term of the notes, a currency succession event does not occur

Notes purchased on original issue date at the principal amount and held to the stated maturity date

For these reasons, the actual performance of the exchange rate over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” below. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

PS-10

The levels in the first column of the table below represent hypothetical final exchange rates, each expressed as a number of U.S. dollars per one European Union euro. The levels in the second column of the table below also represent hypothetical final exchange rates but expressed as percentages of the strike rate. The amounts in the third column represent the hypothetical payments at maturity, based on the corresponding hypothetical final exchange rate, and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final exchange rate and the assumptions noted above.
Hypothetical Final Exchange Rate (as Number of U.S. Dollars Per One European Union Euro)	Hypothetical Final Exchange Rate (as Percentage of Strike Rate)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
1.72500	150.000%	120.150%
1.61000	140.000%	120.150%
1.49500	130.000%	120.150%
1.38173	120.150%	120.150%
1.38000	120.000%	120.150%
1.26500	110.000%	120.150%
1.20750	105.000%	120.150%
1.17875	102.500%	120.150%
1.15000	100.000%	120.150%
1.09250	95.000%	100.000%
1.03500	90.000%	100.000%
0.86250	75.000%	100.000%
0.57500	50.000%	100.000%
0.28750	25.000%	100.000%
0.00000	0.000%	100.000%

If, for example, the final exchange rate were determined to be 0.28750, or 25.000% of the strike rate, the payment that we would deliver on your notes at maturity would be 100.000% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would not receive any return on your investment (if you purchased your notes at a premium to principal amount, you would lose a correspondingly higher percentage of your investment). In addition, if the final exchange rate were determined to be 1.72500, or 150.000% of the strike rate, the payment that we would deliver on your notes at maturity would be capped at the threshold settlement amount (expressed as a percentage of the principal amount), or 120.150% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final exchange rate over 120.150% of the strike rate.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final exchange rate (expressed as a percentage of the strike rate) were any of the hypothetical percentages shown on the horizontal axis. The chart shows that any hypothetical final exchange rate (expressed as a percentage of the strike rate) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of only 100.000% of the principal amount of your notes and, accordingly, in no positive return on the notes to the holder of the notes. The chart also shows that any hypothetical final exchange rate (expressed as a percentage of the strike rate) of greater than or equal to 100.000% (the section right of the 100.000% marker on the horizontal axis) would result in a capped return on your investment.

PS-11

The payments at maturity shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-16 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final exchange rate or what the market value of your notes will be on any particular day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final exchange rate determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

PS-12

Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” section of the accompanying product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the applicable currencies or other instruments linked to the exchange rate. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Notes Generally

You May Not Receive More Than the Principal Amount at Maturity

If the final exchange rate is less than the strike rate, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Payment at Maturity Will Be Greater Than the Principal Amount Only If the Final Exchange Rate Is Greater Than or Equal to the Strike Rate

By purchasing the notes, you are taking the view that the final exchange rate will be greater than or equal to the strike rate (i.e., the number of U.S. dollars required to purchase one European Union euro at the final exchange rate will be more than or the same as the number required to purchase one European Union euro at the strike rate). This means that the European Union euro has strengthened or remained flat relative to the U.S. dollar as compared to the strike rate. If the final exchange rate is less than the strike rate (i.e., the number of U.S. dollars required to purchase one European Union euro at the final exchange rate is less than the number required to purchase one European Union euro at the strike rate), the return on your notes will be zero.

Your Maximum Gain on the Notes Is Limited to the Threshold Settlement Amount

If the final exchange rate is greater than or equal to the strike rate, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the threshold settlement amount, regardless of the appreciation in the European Union euro relative to the U.S. dollar, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the applicable currencies or other instruments linked to the exchange rate. The threshold settlement amount is $1,201.50.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee

PS-13

by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

No Interest Payments

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-currency-linked debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors

PS-14

— Risks Relating to Conflicts of Interest” on page PS-18 of the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

PS-15

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” on page PS-14 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the exchange rate, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the exchange rate of the European Union euro relative to the U.S. dollar;
•	the time to maturity of the notes;
•	the suspension or disruption of market trading in the European Union euro or the U.S. dollar;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Exchange Rate

The Notes Might Not Pay as Much as a Direct Investment in the European Union Euro or the U.S. Dollar

You may receive a lower payment at maturity than you would have received if you had invested directly in the European Union euro or the U.S. dollar individually, a combination of the European Union euro or the U.S. dollar or contracts related to the European Union euro and the U.S. dollar and for which there is an active secondary market.

The Notes Are Subject to Currency Exchange Risk

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the European Union Euro relative to the U.S. dollar is at any moment a result of the supply

PS-16

and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the member countries of the European Union, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the member countries of the European Union and the United States and between each country and its major trading partners;
•	political, civil or military unrest in the member countries of the European Union and the United States; and
•	the extent of governmental surplus or deficit in the member countries of the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the member countries of the European Union, the United States and those of other countries important to international trade and finance.

Governmental Intervention Could Materially and Adversely Affect the Value of the Notes

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the European Union euro and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

Even Though the U.S. Dollar and the European Union Euro Trade Around-the-Clock, the Notes Will Not

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the European Union euro relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or

PS-17

economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Currency Market Disruptions May Adversely Affect Your Return

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the exchange rates. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

PS-18

Historical Exchange Rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in a positive return on your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.

The graph below shows the EUR/USD exchange rates on each day from January 2, 2018 through February 13, 2023, as shown on the Bloomberg Professional® service (“Bloomberg”). We obtained the exchange rates shown in the graph from Bloomberg, without independent verification. The historical exchange rates in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the exchange rate of the European Union euro relative to the U.S. dollar that would be derived from the applicable Refinitiv page. The exchange rate of the European Union euro relative to the U.S. dollar on February 13, 2023 was 1.07055, determined in the manner set forth under “Summary Information — Key Terms — Exchange rate” in this pricing supplement.

The exchange rates are expressed as the amount of U.S. dollars per European Union euro. An increase in the exchange rate for a given day indicates a strengthening of the European Union euro against the U.S. dollar (i.e., the number of U.S. dollars required to purchase one European Union euro increases), while a decrease in the exchange rate indicate a relative weakening of the European Union euro against the U.S. dollar (i.e., the number of U.S. dollars required to purchase one European Union euro decreases).

PS-19

We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Financial or JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying product supplement and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-10
Selected Risk Factors	PS-13
Historical Exchange Rates	PS-19

Product Supplement no. 2-II dated November 4, 2020

Risk Factor Summary	PS-1
Description of Notes	PS-3
Estimated Value and Secondary Market Prices of the Notes	PS-9
Risk Factors	PS-11
Use of Proceeds and Hedging	PS-42
General Terms of Notes	PS-44
The Underlyings	PS-54
Commodity Markets and Exchanges	PS-67
Material U.S. Federal Income Tax Consequences	PS-72
Plan of Distribution (Conflicts of Interest)	PS-82
Benefit Plan Investor Considerations	PS-84

Prospectus Supplement dated April 8, 2020:

About This Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes of JPMorgan Chase & Co.	S-5
Description of Warrants of JPMorgan Chase & Co.	S-11
Description of Units of JPMorgan Chase & Co.	S-14
Description of Notes of JPMorgan Chase Financial Company LLC	S-17
Description of Warrants of JPMorgan Chase Financial Company LLC	S-23
United States Federal Taxation	S-28
Plan of Distribution (Conflicts of Interest)	S-29
Notice to Investors; Selling Restrictions	S-31

Prospectus dated April 8, 2020

Where You Can Find More Information	1
JPMorgan Chase & Co.	2
JPMorgan Chase Financial Company LLC	2
Use of Proceeds	2
Important Factors That May Affect Future Results	3
Description of Debt Securities of JPMorgan Chase & Co.	5
Description of Warrants of JPMorgan Chase & Co.	13
Description of Units of JPMorgan Chase & Co.	16
Description of Purchase Contracts of JPMorgan Chase & Co.	18
Description of Debt Securities of JPMorgan Chase Financial Company LLC	20
Description of Warrants of JPMorgan Chase Financial Company LLC	28
Forms of Securities	34
Plan of Distribution (Conflicts of Interest)	38
Independent Registered Public Accounting Firm	41
Legal Matters	41
Benefit Plan Investor Considerations	41

$2,154,000

JPMorgan Chase Financial Company LLC

Digital Currency-Linked Notes due 2025

Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.